Traccom Inc.

P.O. Box 8906

4774 Park Granada, Suite 10

Calabasas, CA 91372

March 17, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joe McCann, Jordan Metoyer, Li Xiao and Al Pavot

Re:Traccom Inc.

Offering Statement on Form 1-A

Filed February 10, 2021

File No. 11448

Dear Mr. McCann:

We hereby submit the responses of Traccom Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated March 11, 2021, providing the Staff’s comments with respect to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Jury Trial Waiver, page 24

1.Please revise here and in the Subscription Agreement to state clearly or not the jury waiver provision applies to federal securities law claims.

Response: The disclosure has been revised here and in the Subscription agreement to state clearly that the jury waiver provision applies to federal securities law claims.

Balance Sheet, page F-2

2.Please delete the “Net Income” line item from your Balance Sheet and instead classify such amounts within retained earnings (deficit).

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.

U.S. Securities and Exchange Commission

March 17, 2021

Statement of Operations, page F-3

3.Please provide EPS data pursuant to ASC 260.

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.

Statements of Cash Flows, page F-4

4.Please reclassify the loan and credit card transactions as financing activities pursuant to ASC 230-10-45-15.  In this regard, it appears that this apparent error generates a reported operating cash flow surplus instead of deficit.

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.

Statements of Changes in Stockholders’ Equity (Deficit), page F-5

5.Please revise the statement to include year 2019 as required by Form 1-A.

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.

Note 1. Summary of Significant Accounting Policies, page F-6

6.Please revise to provide the required disclosures, or explain to us, how you have considered conditions and events that may raise substantial doubt about your ability to continue as a going concern under ASC 205-40-50.

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.  Our audited financial statements are prepared on a going concern basis.  The Company was formed in late 2018 and began development operations in 2020. The Company’s ability to continue is dependent upon management’s plan to raise additional funds through this Regulation A Offering, the sale of equity to other private investors and through the issuance of indebtedness.  We currently do not have any plans to raise capital through the sale of equity to other private investors or through the issuance of indebtedness.  Our audited financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. The Company is relying heavily on this Regulation A Offering to provide the initial working capital required in our first year of operations.

7.Please expand your revenue recognition policy to clearly disclose how you determined that the Indiegogo payments should be classified as revenue.  If no goods or services were exchanged in those transactions then it appears that these amounts should be accounted for as capital transactions.  Fully describe any consideration or contingent consideration that you offered in exchange for these payments and why no substantial COGS is recognized.

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.

U.S. Securities and Exchange Commission

March 17, 2021

Note 1, page F-6

8.Given that NRE comprises over 95% of your total assets, please expand your footnote disclosure to fully describe this asset and to state whether it was acquired from a related party.  Further, please disclose the specific factors considered in determining the amortization period and method for this asset.

Response: We are hereby amending our Form 1-A to a Tier 2 Offering and are concurrently filing audited financials.  We believe this comment is addressed in our audited financials.  Please refer to section heading “Capitalized Software” under Note B.  NRE is the engineering cost of software / firmware design / development that goes in to the circuit board that makes the device operate.  This software is proprietary and will be patented. As such, we have properly renamed this asset on the balance sheet as ‘Capitalized Software’ and included the following footnote in the notes to the financial statements:

The Company accounts for costs incurred to develop Software/Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2020, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Exhibit 16, page F-7

9.It is not clear whether there is a reasonable basis for these projections in light of your limited operating history.  In this regard, please see the analogous guidance in the AICPA’s Guide to Prospective Financial Information.  Please disclose the support you have for each material estimate and assumption underlying these projections or delete them from the filing.

Response: After reviewing the analogous guidance, we have deleted Exhibit 16 from our filing including any and all references to Exhibit 16 throughout the filing.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (714) 308-3340 or Lahdan S. Rahmati, Esq. of Weintraub Law Group P.C. at (310) 948-9968.

Sincerely,

Traccom Inc.

By: /s/ Harry Steck

     Harry Steck

     Chief Executive Officer

cc:Lahdan S. Rahmati, Esq.

Richard A. Weintraub, Esq.